UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Transaction in Own Shares dated 01 March 2024
Exhibit No. 2	Total Voting Rights dated 01 March 2024
Exhibit No. 3	Transaction in Own Shares dated 04 March 2024
Exhibit No. 4	Transaction in Own Shares dated 05 March 2024
Exhibit No.5	Transaction in Own Shares dated 06 March 2024
Exhibit No.6	Transaction in Own Shares dated 07 March 2024
Exhibit No.7	Holding(s) in Company dated 07 March 2024
Exhibit No.8	Notice of redemption of securities dated 07 March 2024
Exhibit No.9	Transaction in Own Shares dated 08 March 2024
Exhibit No.10	Transaction in Own Shares dated 11 March 2024
Exhibit No.11	Transaction in Own Shares dated 12 March 2024
Exhibit No.12	Holding(s) in Company dated 13 March 2024
Exhibit No.13	Transaction in Own Shares dated 13 March 2024
Exhibit No.14	Publication of a Prospectus dated 13 March 2024
Exhibit No.15	Director/PDMR Shareholding dated 13 March 2024
Exhibit No.16	Transaction in Own Shares dated 14 March 2024
Exhibit No.17	Transaction in Own Shares dated 15 March 2024
Exhibit No.18	Transaction in Own Shares dated 18 March 2024
Exhibit No.19	Director/PDMR Shareholding dated 18 March 2024
Exhibit No.20	Transaction in Own Shares dated 19 March 2024
Exhibit No.21	Transaction in Own Shares dated 20 March 2024
Exhibit No.22	Director/PDMR Shareholding dated 20 March 2024
Exhibit No.23	Transaction in Own Shares dated 21 March 2024
Exhibit No.24	Publication of Final Terms dated 21 March 2024
Exhibit No.25	Transaction in Own Shares dated 22 March 2024
Exhibit No.26	Transaction in Own Shares dated 25 March 2024
Exhibit No.27	Transaction in Own Shares dated 26 March 2024
Exhibit No.28	Transaction in Own Shares dated 27 March 2024
Exhibit No. 29	Transaction in Own Shares dated 28 March 2024

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 2, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	29 February 2024
Number of ordinary shares purchased:	4,022,989
Highest price paid per share:	166.5000p
Lowest price paid per share:	162.2200p
Volume weighted average price paid per share:	164.6991p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,165,456,315 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,165,456,315 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0584F_1-2024-2-29.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 22,840,737 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.7047p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 2

1 March 2024

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 29 February 2024, Barclays PLC's issued share capital consists of 15,165,456,315 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,165,456,315 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

4 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	1 March 2024
Number of ordinary shares purchased:	4,022,988
Highest price paid per share:	171.9800p
Lowest price paid per share:	165.4600p
Volume weighted average price paid per share:	169.2429p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,161,767,791 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,161,767,791 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3475F_1-2024-3-1.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 26,863,725 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.2345p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 4

5 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	4 March 2024
Number of ordinary shares purchased:	4,130,000
Highest price paid per share:	170.4200p
Lowest price paid per share:	167.3000p
Volume weighted average price paid per share:	169.0325p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,158,851,355 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,158,851,355 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5410F_1-2024-3-4.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 30,993,725 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.6074p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

6 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	5 March 2024
Number of ordinary shares purchased:	4,112,000
Highest price paid per share:	170.2200p
Lowest price paid per share:	167.6800p
Volume weighted average price paid per share:	168.9256p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,155,281,104 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,155,281,104 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7164F_1-2024-3-5.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 35,105,725 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.8789p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 6

7 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	6 March 2024
Number of ordinary shares purchased:	4,100,000
Highest price paid per share:	172.9800p
Lowest price paid per share:	170.0000p
Volume weighted average price paid per share:	171.6503p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,151,603,274 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,151,603,274 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9014F_1-2024-3-6.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 39,205,725 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 167.3779p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 7

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB0031348658

Issuer Name
BARCLAYS PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Ocorian Limited in its capacity as trustee of the Barclays Group (PSP) Employees’ Benefit Trust, the Barclays Group (Canada) Employees’ Benefit Trust and the Barclays Employees’ Benefit Trust

City of registered office (if applicable)
St Helier

Country of registered office (if applicable)
Jersey

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
05-Mar-2024

6. Date on which Issuer notified
06-Mar-2024

7. Total positions of person(s) subject to the notification obligation
..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.140000	1.050000	3.190000	482276138
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0031348658	323873735		2.140000
Sub Total 8.A	323873735		2.140000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Forward Contracts	03/03/2025		158402403	1.050000
Sub Total 8.B1			158402403	1.050000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.
Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

06-Mar-2024
13. Place Of Completion
Jersey

Exhibit No. 8

07 March 2024

Barclays PLC
Notice of Redemption and Cancellation of Listing to the Holders of

EUR 2,000,000,000 3.375 per cent. Reset Notes due 2025 (the "Notes")

ISIN: XS2150054026

NOTICE IS HEREBY GIVEN by Barclays PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 2 April 2024 (the "Redemption Date"), in accordance with Condition 10(c) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 2 April 2023 to, but excluding, the Redemption Date (the "Redemption Price"). Payment of the Redemption Price will be made on 2 April 2024 through the Clearing Systems. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 2 April 2024.

Should any holder of the Notes have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Exhibit No. 9

8 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	7 March 2024
Number of ordinary shares purchased:	4,095,000
Highest price paid per share:	173.3800p
Lowest price paid per share:	170.3600p
Volume weighted average price paid per share:	171.9701p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,149,503,731 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,149,503,731 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0736G_1-2024-3-7.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 43,300,725 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 167.8122p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 10

11 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	8 March 2024
Number of ordinary shares purchased:	5,080,500
Highest price paid per share:	173.8200p
Lowest price paid per share:	168.5600p
Volume weighted average price paid per share:	171.7473p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,144,786,968 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,144,786,968 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2364G_1-2024-3-8.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 48,381,225 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 168.2254p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

12 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	11 March 2024
Number of ordinary shares purchased:	5,103,569
Highest price paid per share:	174.3600p
Lowest price paid per share:	169.3600p
Volume weighted average price paid per share:	173.1359p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,139,937,323 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,139,937,323 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4181G_1-2024-3-11.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 53,484,794 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 168.6940p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0031348658

Issuer Name
BARCLAYS PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Ocorian Limited in its capacity as trustee of the Barclays Group (PSP) Employees' Benefit Trust, the Barclays Group (Canada) Employees' Benefit Trust and the Barclays Employees' Benefit Trust

City of registered office (if applicable)
St Helier

Country of registered office (if applicable)
Jersey

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
11-Mar-2024

6. Date on which Issuer notified
12-Mar-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	1.280000	1.050000	2.330000	351568474
Position of previous notification (if applicable)	2.140000	1.050000	3.190000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0031348658	193166071		1.280000
Sub Total 8.A	193166071		1.280000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Forward Contracts	03/03/2025		158402403	1.050000
Sub Total 8.B1			158402403	1.050000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
12-Mar-2024

13. Place Of Completion
Jersey

Exhibit No. 13

13 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	12 March 2024
Number of ordinary shares purchased:	4,050,000
Highest price paid per share:	178.4200p
Lowest price paid per share:	174.8600p
Volume weighted average price paid per share:	177.1935p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,136,148,294 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,136,148,294 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5992G_1-2024-3-12.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 57,534,794 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 169.2923p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

Publication of Base Prospectus

The following base prospectus ("Prospectus") has been approved by the Financial Conduct Authority and the International Securities Market and is available for viewing:

Base Prospectus dated 13 March 2024 for the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7488G_1-2024-3-13.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

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The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of Barclays PLC in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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Exhibit No. 15

13 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in
● ordinary shares of the Company with a nominal value of 25 pence each ("Shares"); and

● American Depositary Shares of the Company (each representing four Shares) ("ADS")

1.   On 11 March 2024 the Company was notified of the grant of conditional awards to acquire Shares under:

a.   the Barclays Long Term Incentive Plan ("LTIP"); and
b.   the Barclays Group Share Value Plan ("SVP") including the Joiners Share Value Plan ("JSVP")

in respect of the deferred Share portion of PDMRs' variable remuneration for 2023, with a grant date of 8 March 2024. These awards are subject to continued employment over the deferral period and, in the case of the LTIP are based on performance in 2023 and are subject to the satisfaction of performance conditions over the 3 year performance period (2024 - 2026).

Director/ PDMR	SVP/JSVP (Shares)	LTIP (Shares)	Total gross (shares)	Gross value at award (£)
C.S. Venkatakrishnan	641,334	3,022,724	3,664,058	£5,050,000
Anna Cross	299,706	1,811,381	2,111,087	£2,891,000
Alistair Currie	572,147		572,147	£800,000
Stephen Dainton	1,616,042		1,616,042	£2,275,000
Cathal Deasy	1,287,506		1,287,506	£1,812,500
Kirsty Everett	294,498		294,498	£400,000
Matthew Fitzwater	141,321		141,321	£210,000
Matthew Hammerstein	797,066		797,066	£1,100,000
Adeel Khan	3,892,708		3,892,708	£5,480,000
Crystal Lalime	251,809		251,809	£374,181
Vim Maru	537,414		537,414	£750,000
Denny Nealon	219,021		219,021	£325,460
Tristram Roberts	725,013		725,013	£1,020,000
Taalib Shaah	923,452		923,452	£1,300,000
Stephen Shapiro	191,793		191,793	£285,000
Sasha Wiggins	269,184		269,184	£400,000
Taylor Wright	971,660		971,660	£1,367,574
Total	13,631,674	4,834,105	18,465,779	£25,840,715

In line with our standard approach, the number of Shares awarded is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2024 of £1.712, discounted from the spot rate at grant to reflect the absence of dividend equivalents during the deferral period.

2.   On 11 March 2024 the trustee of the Barclays Group (PSP) Employees' Benefit Trust ("Trustee") notified the Company that on 8 March 2024 it delivered Shares in respect of the delivery of the non-deferred Share portion of PDMRs' variable remuneration for the 2023 performance year (the Share Incentive Award (Holding Period) Shares ("SIA (HP)")). The Shares are subject to a 12 month holding period during which they cannot be charged, pledged, transferred or otherwise encumbered.

Director/ PDMR	Gross - SIA (HP) (Shares)	SIA (HP) (Shares) sold to cover tax and social security liability	Net - SIA (HP) (Shares)	Gross value (£)	Net value (£)
C.S. Venkatakrishnan	116,822	60,864	55,958	£200,000	£95,800
Anna Cross	116,822	54,906	61,916	£200,000	£106,000
Alistair Currie	116,822	54,906	61,916	£200,000	£106,000
Stephen Dainton	116,822	54,906	61,916	£200,000	£106,000
Cathal Deasy	116,822	54,906	61,916	£200,000	£106,000
Kirsty Everett	116,822	54,906	61,916	£200,000	£106,000
Matthew Fitzwater	81,775	38,434	43,341	£140,000	£74,200
Matthew Hammerstein	116,822	54,906	61,916	£200,000	£106,000
Adeel Khan	116,822	54,906	61,916	£200,000	£106,000
Crystal Lalime	122,942	49,545	73,397	£210,477	£125,656
Vim Maru	116,822	54,906	61,916	£200,000	£106,000
Denny Nealon	122,942	39,587	83,355	£210,477	£142,704
Tristram Roberts	116,822	54,906	61,916	£200,000	£106,000
Taalib Shaah	116,822	54,906	61,916	£200,000	£106,000
Stephen Shapiro	110,981	52,161	58,820	£190,000	£100,700
Sasha Wiggins	116,822	54,906	61,916	£200,000	£106,000
Taylor Wright	122,942	56,332	66,610	£210,477	£114,036
Total	1,963,446	900,889	1,062,557	£3,361,431	£1,819,098

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2024 of £1.712.

3.   On 11 March 2024 the Trustee notified the Company that on 8 March 2024 it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

Director/ PDMR	Gross - Fixed Pay (Shares)	Shares sold to cover income tax and social security liability	Net - Fixed Pay (Shares)	Gross value (£)	Net value (£)
C.S. Venkatakrishnan	211,667	110,278	101,389	£362,375	£173,578
Anna Cross	132,520	62,284	70,236	£226,875	£120,244
Alistair Currie	87,616	41,179	46,437	£150,000	£79,500
Stephen Dainton	132,369	62,213	70,156	£226,617	£120,107
Cathal Deasy	132,056	62,066	69,990	£226,081	£119,823
Kirsty Everett	43,808	20,589	23,219	£75,000	£39,751
Matthew Fitzwater	0	0	0	£0	£0
Matthew Hammerstein	50,467	23,719	26,748	£86,400	£45,793
Adeel Khan	150,532	70,750	79,782	£257,714	£136,587
Crystal Lalime	0	0	0	£0	£0
Vim Maru	73,014	34,316	38,698	£125,000	£66,251
Denny Nealon	8,698	2,800	5,898	£14,892	£10,097
Tristram Roberts	113,500	53,345	60,155	£194,313	£102,985
Taalib Shaah	102,219	48,042	54,177	£175,000	£92,751
Stephen Shapiro	51,109	24,021	27,088	£87,500	£46,375
Sasha Wiggins	32,856	15,442	17,414	£56,250	£29,813
Taylor Wright	112,686	51,632	61,054	£192,919	£104,524
Total	1,435,117	682,676	752,441	£2,456,935	£1,288,179

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2024 of £1.712.

4.   On 11 March 2024 the Trustee notified the Company that on 8 March 2024 it delivered Shares in respect of the release of Share awards granted in prior years under:
a.   the SVP;
b.   the DSVP; and
c.   the JSVP.

Director/ PDMR	SVP/DSVP/ JSVP (Shares)	SVP/DSVP/JSVP Shares sold to cover income tax and social security liability	Net JSVP Shares sold (after tax)	Total net Shares kept	Gross value (£)	Net value of JSVP Shares sold (£)	Net value of Shares kept (£)
C.S. Venkatakrishnan	1,388,988	718,462		670,526	£2,377,947		£1,147,941
Anna Cross	432,601	203,322		229,279	£740,613		£392,526
Alistair Currie	222,413	104,534		117,879	£380,771		£201,809
Stephen Dainton	712,918	335,071		377,847	£1,220,516		£646,874
Cathal Deasy	214,824	100,967	26,075	87,782	£367,779	£44,640	£150,283
Matthew Fitzwater	72,108	33,890		38,218	£123,449		£65,429
Matthew Hammerstein	245,828	115,539		130,289	£420,858		£223,055
Adeel Khan	1,887,934	887,328		1,000,606	£3,232,143		£1,713,037
Crystal Lalime	83,834	33,784	23,263	26,787	£143,524	£39,826	£45,859
Vim Maru	12,766	6,000		6,766	£21,855		£11,583
Denny Nealon	154,485	49,744		104,741	£264,478		£179,317
Tristram Roberts	458,936	215,699		243,237	£785,698		£416,422
Taalib Shaah	319,698	150,258		169,440	£547,323		£290,081
Stephen Shapiro	149,256	70,150		79,106	£255,526		£135,429
Sasha Wiggins	92,067	43,271		48,796	£157,619		£83,539
Taylor Wright	717,569	328,790		388,779	£1,228,478		£665,590
Total	7,166,225	3,396,809	49,338	3,720,078	£12,268,577	£84,466	£6,368,774

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2024 of £1.712.

5.   On 11 March 2024, the Company was notified of a sale of shares by a PDMR

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.a.  Barclays Long Term Incentive Plan ("LTIP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years, subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.331 per Share	3,022,724
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years, subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.331 per Share	1,811,381
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1.b. Barclays Group Share Value Plan ("SVP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.598 per Share	641,334
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vests in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.598 per Share	299,706
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.398 per Share	572,147
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.407 per Share	1,616,042
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.407 per Share	1,287,506
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.358 per Share	294,498
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.485 per Share	141,321
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.380 per Share	797,066
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.407 per Share	3,892,708
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crystal Lalime
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.485 per Share	251,809
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.395 per Share	537,414
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.485 per Share	219,021
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.406 per Share	725,013
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.407 per Share	923,452
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.485 per Share	191,793
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.485 per Share	269,184
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£ 1.407 per Share	971,660
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	Outside a trading venue

2.  Share Incentive Award (Holding Period) Shares ("SIA (HP)"))

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4 .1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4 .2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	60,864
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	81,775
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	38,434
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crystal Lalime
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	49,545
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	122,942
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	39,587
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	110,981
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	52,161
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	116,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	54,906
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	122,942
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	56,332
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

3.  Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group  (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	211,667
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	110,278
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	132,520
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	62,284
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	87,616
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	41,179
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	132,369
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	62,213
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	132,056
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	62,066
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	43,808
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	20,589
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	50,467
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	23,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	150,532
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	70,750
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 February 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	73,014
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	34,316
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	8,698
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	2,800
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	113,500
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	53,345
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	102,219
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	48,042
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	51,109
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	24,021
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	32,856
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	15,442
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 26 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	112,686
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	51,632
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

4.a. SVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	888,275
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	462,791
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	325,207
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	152,847
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	49,255
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	23,149
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	307,879
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	144,703
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	165,626
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	77,844
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	54,527
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	25,627
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	67,364
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	31,661
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	826,091
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	388,262

d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crystal Lalime
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	44,869
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	18,082
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	93,302
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	30,043
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	187,980
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	88,350
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	139,878
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	65,742
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	81,887
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	38,486
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	80,869
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	38,008
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	396,610
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	181,726
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

4.b. DSVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	500,713
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	255,670
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	107,394
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	50,475
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
£1.712 per Share	173,158
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
£1.712 per Share	81,384
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
£1.712 per Share	405,039
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
£1.712 per Share	190,368
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	17,581
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	8,263
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	178,464
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	83,878
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	1,061,843
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	499,066
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	61,183
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	19,700
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	270,956
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	127,349
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	179,820
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	84,515
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	67,369
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	31,663
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	11,198
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	5,263
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	320,959
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	147,063
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

4.c. JSVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Joiner Share Value Plan ("JSVP").

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	49,198
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the JSVP and sale of the residual net JSVP shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	49,198
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crystal Lalime
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Joiner Share Value Plan ("JSVP").

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	38,965
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the JSVP and sale of the residual net JSVP shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	38,965
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Joiner Share Value Plan ("JSVP"). The Shares are subject to a holding period with restrictions lifting after 24 months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.712 per Share	12,766
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the JSVP and sale of the residual net JSVP shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	6,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

5. Sale of Shares

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.705 per Share	500,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.713 per Share	251,040
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.706 per Share	82,405
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crystal Lalime
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.717 per Share	111,799
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.712 per Share	94,371
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs 06738E204 (CUSIP)
b)	Nature of the transaction	Disposal of ADSs by Morgan Stanley in its capacity as nominee broker.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of ADSs sold
		$9.030 per ADS	411
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.718 per Share	170,512
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.733 per Share	11,529
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.705 per Share	384,364
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.733 per Share	8,747
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-11
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

14 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	13 March 2024
Number of ordinary shares purchased:	3,941,500
Highest price paid per share:	179.2400p
Lowest price paid per share:	175.1800p
Volume weighted average price paid per share:	177.1649p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,132,585,015 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,132,585,015 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7670G_1-2024-3-13.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 61,476,294 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 169.7970p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 17

15 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	14 March 2024
Number of ordinary shares purchased:	3,955,000
Highest price paid per share:	177.7000p
Lowest price paid per share:	173.8600p
Volume weighted average price paid per share:	175.8684p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,128,869,043 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,128,869,043 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9564G_1-2024-3-14.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 65,431,294 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 170.1640p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 18

18 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	15 March 2024
Number of ordinary shares purchased:	5,045,000
Highest price paid per share:	178.5400p
Lowest price paid per share:	174.2200p
Volume weighted average price paid per share:	176.5554p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,124,026,118 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,124,026,118 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1330H_1-2024-3-15.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 70,476,294 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 170.6215p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

18 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility  in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.767 per Share	750,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-15
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 20

19 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	18 March 2024
Number of ordinary shares purchased:	4,974,000
Highest price paid per share:	177.1800p
Lowest price paid per share:	175.7600p
Volume weighted average price paid per share:	176.4664p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,119,239,848 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,119,239,848 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3134H_1-2024-3-18.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 75,450,294 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 171.0068p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 21

20 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	19 March 2024
Number of ordinary shares purchased:	4,985,000
Highest price paid per share:	176.7800p
Lowest price paid per share:	174.1600p
Volume weighted average price paid per share:	175.1442p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,114,549,656 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,114,549,656 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4903H_1-2024-3-19.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 80,435,294 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 171.2633p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 22

20 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility  in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option granted under the Barclays Group SAYE Share Option Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£0.84 per Share	12,857
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-19
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 23

21 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	20 March 2024
Number of ordinary shares purchased:	4,756,881
Highest price paid per share:	175.9400p
Lowest price paid per share:	173.9800p
Volume weighted average price paid per share:	175.1404p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,109,989,330 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,109,989,330 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6849H_1-2024-3-20.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 85,192,175 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 171.4797p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 24

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 21 March 2024 in relation to Barclays PLC's issue of GBP 1,000,000,000 5.851 per cent. Fixed Rate Resetting Senior Callable Notes due 21 March 2035, issued under the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8565H_1-2024-3-21.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 13 March 2024 which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of Barclays PLC in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of Barclays PLC, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you as set out in the Prospectus.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 25

22 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	21 March 2024
Number of ordinary shares purchased:	4,770,000
Highest price paid per share:	183.4000p
Lowest price paid per share:	180.0800p
Volume weighted average price paid per share:	182.1368p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,105,406,532 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,105,406,532 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8667H_1-2024-3-21.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 89,962,175 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 172.0448p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 26

25 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	22 March 2024
Number of ordinary shares purchased:	4,730,074
Highest price paid per share:	182.8400p
Lowest price paid per share:	179.8400p
Volume weighted average price paid per share:	181.5671p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,101,267,912 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,101,267,912 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0465I_1-2024-3-22.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 94,692,249 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 172.5205p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 27

26 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	25 March 2024
Number of ordinary shares purchased:	5,521,542
Highest price paid per share:	182.5600p
Lowest price paid per share:	180.0400p
Volume weighted average price paid per share:	181.0554p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,096,173,974 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,096,173,974 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2312I_1-2024-3-25.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 100,213,791 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 172.9907p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 28

27 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	26 March 2024
Number of ordinary shares purchased:	5,510,000
Highest price paid per share:	181.8000p
Lowest price paid per share:	179.9800p
Volume weighted average price paid per share:	180.9526p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,090,884,050 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,090,884,050 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4080I_1-2024-3-26.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 105,723,791 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 173.4057p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 29

28 March 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	27 March 2024
Number of ordinary shares purchased:	5,530,000
Highest price paid per share:	183.2400p
Lowest price paid per share:	180.1200p
Volume weighted average price paid per share:	181.8148p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,085,471,194 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,085,471,194 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6035I_1-2024-3-27.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 111,253,791 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 173.8237p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755